Oilgear
August 22, 2005
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010
Attn: Mr. Nili Shah
Dear Mr. Shah:
We have received your letter dated July 6, 2005 regarding our Form 10-K for the fiscal year ended December 31, 2004 and our Form 10-Q for the quarter ended March 31, 2005 (SEC File No. 0-0082). The Company’s responses to your comments are provided below. For your convenience we have reproduced the section headings and comments from the letter in italicized text.
Form 10-K for the year ended December 31, 2004
Business, page 1
1.	We note that you apply the percentage-of-completion method to your construction contracts. In future filings, please disclose the nature of your contracts that are subject to the percentage-of-completion method, the basis for your application of the percentage-of-completion method, and a discussion of how these contracts differ from products where revenue is recognized upon shipment to customer.
RESPONSE: We will include additional information in this regard in future filings. With respect to our Form 10-Q for the quarter ended June 30, 2005 (filed on August 22, 2005), we have modified the second paragraph of Notes to Consolidated Financial Statements No. 2 — Business Description and Operations, as follows (bolded text reflects additions made in response to your request):
The individual subsidiaries of the Company operate predominantly in the fluid power industry. The Company provides advanced technology in the design and production of unique fluid power components. Products include piston pumps, motors, valves, controls, manifolds, electrohydraulic components, cylinders, reservoirs, skids and meters. Industries that use these products are primary metals, machine tool, automobile, aerospace, petroleum, construction equipment, chemical, plastic, glass, lumber, rubber and food. The products are sold as individual components or integrated into high performance applications. Standard components, such as our hydraulic pumps, are sold direct to users through our distribution network. These items can be inventoried as finished goods, have short delivery times and do not have progress billings. We recognize revenue on these products as they are shipped to our customers. The contracts for high performance applications typically require custom engineered solutions that meet customer specified requirements. These construction type contracts take months and sometimes years to engineer, manufacture, assemble and install at the customer’s specified location. These contracts require progress payments. The revenue for these contracts is recognized on a percentage-of-completion

2300 S. 51st Street	Telephone:	414/327-1700
Post Office Box 343924	Fax:	414/327-0532
Milwaukee, WI 53234-3924

Oilgear
Mr. Nili Shah
U.S. Securities and Exchange Commission
August 22, 2005

method of accounting. which compares actual costs incurred on a contract to the estimated total contract cost developed at contract proposal and reviewed and updated monthly by our engineers and financial staff until the contract is closed.
2.	We note that you changed the expected useful lives to calculate depreciation on your fixed assets. Please tell us, and, if material, please disclose in future filings, the year in which you changed the useful lives and the effect on your net earnings and earnings per share. See paragraph 33 of APB No. 20.
RESPONSE: As noted in your comment, in connection with our restatement we changed the economic useful lives for certain depreciable assets on the books of our Italian subsidiary, Oilgear Towler Srl. The effect of changing the lives for depreciable assets on the books of our Italian subsidiary was to increase the depreciation expense by approximately $16,000 in 2002 and by less than $1,000 in each of 2003 and 2004. We have concluded that these amounts are not material.
We included disclosure of the restatement at the beginning of our Item 1, “Description of Business” because we believe it important for readers to understand that we restated certain historical financial information as a result of errors in the accounts of our Italian subsidiary. In addition to a general description of the restatement in Item 1, we also refer the reader to Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information and indicate that information regarding the effect of the restatement on the Company’s financial position and results can be found in the Notes to the Consolidated Financial Statements - Note 2, and in Item 6, “Selected Financial Data.”
The earliest year affected by the correction of the estimated lives was 2001. Because the amounts of depreciation expense in all years have been restated, we do not believe that it is necessary to disclose the year.
Management’s Discussion and Analysis, page 16
3.	We note that your cash flows provided by operating activities continue to decrease, despite the increases in your net earnings, primarily as a result of changes in your working capital. In future filings, please provide greater insight into the reasons for the changes in each period, the reasonably likely impact of the changes on future cash flows and cash management decisions, and any material trends and uncertainties. For example:
•	We note that your accounts payable and accrued compensation provided $2.6 million of operating cash inflow in 2004. However, your disclosures did not include discussion of your plans to use the new credit facility to pay approximately $1.9 million to make accounts payable and accrued compensation current in the first quarter of 2005. In future filings, please disclose your expectations regarding changes in operating cash flows when known.

2300 S. 51st Street	Telephone:	414/327-1700
Post Office Box 343924	Fax:	414/327-0532
Milwaukee, WI 53234-3924

Oilgear
Mr. Nili Shah
U.S. Securities and Exchange Commission
August 22, 2005

•	We note that the amounts related to your percentage-of-completion contracts continue to increase. To the extent known, please clarify when in 2005 and 2006 you expect to bill and receive payments on your large contracts.
RESPONSE: In future filings we will provide greater insight into the reasons for changes to cash flows in each period and will make an assessment as to whether we have sufficient information to provide commentary on the impact that certain trends and uncertainties may have on future cash flows and cash management decisions.
Additionally, we have expanded our discussion of cash flows from operations in our Form 10-Q for the quarter ended June 30, 2005 by adding the following information:
For the six months ended June 30, 2005, approximately $531,000 of cash was used by operations compared to approximately $1,557,000 of cash provided by operations during the same period in 2004. The largest use of cash was the approximately $2,828,000 increase in trade accounts receivable resulting from the increase in net sales. The increase in the backlog of orders in process has increased inventory, which used approximately $660,000 of cash. The new credit facility made it possible to make significant payments to vendor accounts payable, which used approximately $1,073,000 of cash. The catch-up of the delinquent defined benefit pension contributions are the primary reason for the approximately $806,000 use of cash in accrued compensation. Approximately $1,780,000 of defined benefit pension contributions are planned to be paid in the last six months of 2005. The transaction costs of the new banking arrangement were approximately $1,581,000 of which approximately $1,059,000 were capitalized in 2005 and after applying $250,000 of amortization in the first six months of 2005, it was the primary cause for the use of cash in Other, net. An approximately $2,000,000 progress payment received on the large French ADH contract in the second quarter of 2005 caused billings, costs and estimated earnings on uncompleted contracts to provide approximately $847,000 of cash. The balance due on the ADH contract, approximately $2,250,000, is expected to be received in 2006. The Company expects to receive cash payments on the remaining contracts under percentage of completion accounting of approximately $5,630,000 and $4,500,000 in the last six months of 2005 and in 2006, respectively. An increase in customer deposits provided approximately $1,274,000 of cash. Inventory turns were 3.02 at June 30, 2005 compared to 2.86 at June 30, 2004.
4.	In future filings, please revise your table of contractual obligations as follows:
•	Include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the

2300 S. 51st Street	Telephone:	414/327-1700
Post Office Box 343924	Fax:	414/327-0532
Milwaukee, WI 53234-3924

Oilgear
Mr. Nili Shah
U.S. Securities and Exchange Commission
August 22, 2005

discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate in interest payments.
•	Present in this table funding contributions to your pension plans for at least the following year and, if known, for subsequent years. Include a footnote to the table that (1) discusses the basis for inclusion or exclusion of these obligations and (2) explicitly states the periods for which no amounts have been included in the table.
RESPONSE: We will revise the contractual obligations table (or the text following such table) in response to your requested disclosure in future 10-K filings.
Financial Statements
(1) Summary of Significant Accounting Policies, page 24
(A) Consolidation, page 24
5.	If material, please tell us why you consolidate your joint venture in India, despite what appears to be a non-controlling interest of 49%. If this joint venture is immaterial to your operations, please provide us with your quantitative and qualitative considerations of materiality with respect to this joint venture.
RESPONSE: We consolidate our joint venture in India because Oilgear owns 49% and Oilgear’s Vice President of International Operations and Director owns 2% of this entity, and because Oilgear has the controlling vote on entity’s board of directors. As a result of the ownership by the director and our controlling vote on the board of directors, we believe that we control the venture and as such consolidation is appropriate.
(8) Other Non-Operating Income, Net, page 36
6.	Please tell us the nature and amounts of the items comprising “miscellaneous, net” included within other non-operating income, net in your consolidated statement of operations.
RESPONSE: Items included in the miscellaneous, net caption within “Other Non-Operating Income (Loss), Net” are items that are not part of our core operations that we consider non-operating in nature. The majority of the balance in each of the three years 2002 through 2004 and the first quarter of 2005 relate to gains on the sale of assets and rental income from the leasing of our Longview, TX facility. Amounts included in this caption have represented less than 0.14% of consolidated net sales (i.e., 0.03%

2300 S. 51st Street	Telephone:	414/327-1700
Post Office Box 343924	Fax:	414/327-0532
Milwaukee, WI 53234-3924

Oilgear
Mr. Nili Shah
U.S. Securities and Exchange Commission
August 22, 2005

for the first quarter of 2005, 0.02% for the first quarter of 2004; and 0.004%, 0.13% 0.14% for the fiscal years ending December 31, 2002, 2003 and 2004, respectively), and as such we have not considered these amounts as significant to our financial statements.
(12) Commitments and Contingencies, page 46
7.	You state you are a defendant in several product liability actions, for which you believe you are adequately covered by insurance. Please tell us, and disclose in future filings as appropriate:
•	The information required by paragraphs 9-10 of SFAS No. 5.

•	The nature of any uncertainties related to the recovery of these amounts from insurance. To the extent you have recognized an asset related to amounts where recovery is not probable, please tell us your basis for doing so.
In addition, for any amounts accrued on your balance sheet, please confirm to us that you have not offset the asset representing your insurance recovery against your product liabilities.
RESPONSE: There are six open product liability lawsuits and one auto accident related lawsuit. Each lawsuit has been reported to, and is being defended by, our insurance carriers.
The date of these lawsuits range between 1987 and 2001. The auto accident related lawsuit was filed in 1999 and the claim has been settled by the insurance company for the property damage and two adult claimants have signed release statements. A third claimant, a minor, had her complaint dismissed without prejudice and can have her complaint refiled at any time between now and 2 years beyond her eighteenth birthday (which will be 04/21/07). Two of the insured product liability lawsuits, one in France and the second in England are active. On April 12, 2005 a French court ordered the Company’s subsidiary, Oilgear Towler S.A., to pay approximately EUR 1,255,000 plus interest to the claimant. Our insurance company is reviewing the facts prior to deciding whether to appeal that decision. There is no deductible in the insurance policy that covers this claim. The claim in England is being processed through the English judicial system but no decision has been made by a court at this time. The remaining four product liability claims have been inactive for many years.
While the deductibles are small, a retrospective premium scheme for three of the inactive product liability claims made in 1987, 1988 and 1989 could cost the Company a maximum of approximately $250,000 before it reaches the maximum premium limit, we believe we have substantial defenses against these claims, that each claim is being handled by competent legal defense teams hired by the insurance companies and that we have adequate insurance contracts in place to protect us against losses. Therefore, we do not believe that these claims meet the definition of a liability under SFAS No. 5 and we have not set up any accruals for these contingent liabilities.

2300 S. 51st Street	Telephone:	414/327-1700
Post Office Box 343924	Fax:	414/327-0532
Milwaukee, WI 53234-3924

Oilgear
Mr. Nili Shah
U.S. Securities and Exchange Commission
August 22, 2005

Item 9A. Controls and Procedures, page 50
8.	We note your disclosure that your principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company in reports that it files under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Revise your future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also not effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
RESPONSE: With respect to our Form 10-Q for the quarter ended June 30, 2005, we have modified Item 4, Controls and Procedures — Evaluation of Disclosure Controls and Procedures as follows to include the information requested in your comment (additional text in bold):
The Company’s management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this report. Based on the evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of such period, the Company’s disclosure controls and procedures are not adequate and effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act and that such information may not currently be accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, in a manner allowing timely decisions regarding required disclosure. Based on the evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of such period, the Company’s disclosure controls and procedures were not adequate and effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act, because there existed a material weakness in the Company’s controls and procedures in 2004 and prior years as detailed below.
As more fully described in Management’s Discussion and Analysis of Financial Condition and Results of Operations and in note 2 of the notes to consolidated

2300 S. 51st Street	Telephone:	414/327-1700
Post Office Box 343924	Fax:	414/327-0532
Milwaukee, WI 53234-3924

Oilgear
Mr. Nili Shah
U.S. Securities and Exchange Commission
August 22, 2005

financial statements, on March 18, 2005 the Company announced that it was restating its financial statements covering the years 1999 through 2003. During the Company’s preparation of its year-end financial statements for 2004 the Company discovered accounting errors that were generated in the Company’s Italian subsidiary and were not previously detected in the translation to GAAP accounts or in the consolidation process. The errors did not affect the results of operations reported for 2003 or 2004.
Our future filings will contain similar disclosure (when true).
Form 10-Q for the quarter ended March 31, 2005
Management’s Discussion and Analysis, page 12
9.	Please tell us how you accounted for your shares of insurance policy disclosed on page 16. In this regard, citing relevant accounting literature, please tell us how you accounted for and classified changes in the fair value of the shares. Please also tell us your basis for classifying the gain on disposal in selling, general, and administrative expense. In addition, please explain where you have reflected the sale of these shares in your statement of cash flows and your basis in GAAP for such classification.
RESPONSE: In our discussion of the reason our selling, general and administrative expenses increased in the first quarter of 2005 as compared to the first quarter of 2004, we indicate that there was a “one time benefit” (approximately $300,000), from shares received as a result of the demutualization of an insurance company. This benefit related to shares we received as a result of our insurance company undergoing a demutualization transaction, thereby converting to a stock enterprise. In connection with this demutualization we were issued stock in exchange for our membership interest. The insurance company did not send us stock certificates but set up an account with a broker in the Company’s name. The Company assumed the shares belonged to the Oilgear Trust because the insurance policies were related to the Company’s retirement plan. It became clear to the Company in the first quarter of 2004 that the Company owned these shares. At that time, consistent with the guidance in EITF 99-4 “Accounting for Stock Received from the Demutualization of a Mutual Insurance Company” we recorded the fair value of the asset and recognized the gain as a reduction in our retiree pension expense (selling, general and administrative expenses). The transaction was reflected in the “Other, net” line on the cash flows statement. The decision to sell the shares was made in the first quarter of 2004 and the sale was completed in the second quarter of 2004.
The Company is documenting a SAB No. 99 materiality analysis which weighed the quantitative factors and qualitative factors with a possible restatement of prior years financial statements. Based on this analysis, the Company believes the adjustments are immaterial to all prior financial statements.
Consolidated Statements of Cash Flows, page 5
10.	Please tell us the nature and amounts of the items comprising “other, net” in your consolidated statement of operations for each period presented in your Form 10-K and your Form 10-Q.

2300 S. 51st Street	Telephone:	414/327-1700
Post Office Box 343924	Fax:	414/327-0532
Milwaukee, WI 53234-3924

Oilgear
Mr. Nili Shah
U.S. Securities and Exchange Commission
August 22, 2005

RESPONSE: The significant items that make up most of the amount reported in the “other, net” line in our consolidated statement of cash flows for 2002 are the change in Unfunded employee retirement plan costs, Unfunded post-retirement health care and life insurance costs and Minimum pension liability adjustment (which totaled approximately $1,337,000); for 2003 the income tax reserve was reduced by approximately $800,000 and approximately $300,000 of accrued French VAT tax was paid; and for 2004 the difference was comprised of the fact that we capitalized bank fees for approximately $520,000, paid down sales tax accruals by $315,000, and reversed an accrual by approximately $170,000 for road improvements made at our Spanish subsidiary by the local municipality that is no longer due, with the remainder coming primarily from VAT, cash surrender value of insurance policies and miscellaneous other items. For the first quarter of 2005 we capitalized bank fees of approximately $1,059,000. These financing fees should have been presented in the Financing Activities section of the cash flow statement. We will correct this in future filings.
—END OF RESPONSES—
In connection with our responses provided above, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Regards,
/s/ Thomas J. Price
Thomas J. Price
Vice President, CFO and Secretary

2300 S. 51st Street	Telephone:	414/327-1700
Post Office Box 343924	Fax:	414/327-0532
Milwaukee, WI 53234-3924